November 2, 2005

Earl K. Moore
BHP Billiton Finance (USA) Limited
1360 Post Oak Boulevard
Suite 150
Houston, Texas 77056

Re:	BHP Billiton Finance (USA) Limited
      Registration Statement on Form F-3
      Filed on October 3, 2005
      File No. 333-128770-01

      Annual Report on Form 20-F for the year ended June 30, 2005
      Filed on October 3, 2005
      File Nos. 001-09526 and 001-31714

Dear Mr. Moore:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

General

1.	Please note that we have limited our review of your pending
registration statement to compliance with the comments issued on your
Form 20-F for the year ended June 30, 2005. We will not be in a position to declare the pending registration statement effective until all comments have been addressed.
Exhibit 23.1

2.		We note that your auditors reference a report date of
October 3, 2005 in their consent, which differs from the actual report date of September 8, 2005, included in your Form 20-F. Please consult with your auditors in resolving this inconsistency.

Form 20-F for the year ended June 30, 2005

Quantitative and Qualitative Disclosures About Market Risk, page
201

3.	We note that you reference the required disclosures for this item
appearing under Item 5A of your filing, and Note 29 of the Group`s financial statements. We remind you of the requirement to present this information outside of, and not incorporate the information into, the financial statements (including the footnotes to the financial statements), and suggest providing the required information in one location to make it more easily understood. If the information is disclosed in more than one location, you should provide cross references to the locations of the related disclosures. The cross reference you provide currently is not sufficiently specific.

Please ensure you disclose quantitative information about your market risk, using one of the following three alternatives: (i) tabular presentation of information related to market risk sensitive instruments; (ii) sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices over a selected period of time; or (iii) value at risk disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments over a selected period of time, with a selected likelihood of occurrence, from changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices. Please amend your filing to comply with general instruction 6 to Items 11(a) and 11(b) of Form 20-
F.

Annual Financial Statements, page F-1

Consolidated Profit and Loss Account, page F-4

4.		It appears you may need to correct your measure of
"earnings
per ordinary share (basic) (US cents)," as the amount presented on page F-4 for the year ended June 30, 2005 differs from the corresponding amount disclosed on page F-39 of your financial statements.
Accounting Policies, page F-13

Turnover, page F-14

5.		We note your disclosure on page 122, indicating that you
have certain base metal sales agreements that provide for provisional pricing based on the LME when shipped, with final settlement based on the average applicable price for a specified future period, and that you record revenue upon transfer of title using the forward rate in place for the relevant specified future period. We understand that such revenues are adjusted to fair value through profit each period until the date of the final pricing, using the lower of the cash or forward curve price, rather than period-end spot price used previously. Please disclose the date that you changed your valuation methodology, and the circumstances precipitating this decision;
the
manner of transition should be clear. Please also disclose your accounting treatment for provisional pricing arrangements along with your "Turnover" accounting policy disclosure.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald F. Delaney at (202) 551-3863 or, in
his
absence, Karl Hiller, Accounting Branch Chief, at (202) 551-3686,
if
you have comments on the financial statements and related matters. Please contact Jason Wynn, at (202) 551-3756, or me at (202) 551-3745
with any other questions.


      Sincerely,


									H. Roger Schwall
									Assistant Director

cc: 	via facsimile
	Ron Barusch
	(202) 661-8245

	J. Wynn
	D. Delaney
	K. Hiller


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Mr. Earl K. Moore
BHP Billiton Finance (USA) Limited
November 2, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010